Exhibit 1.1

Member FINRA / SIPC Unlocking the Value of Science™	Boca Raton 4431 Woodfield Blvd. Boca Raton, FL 33432 Tel: 561-988-9129 Fax: 561-988-9129	New York 17 Park Avenue, #201 New York, NY 10016 Tel: 917-834-7206 Fax: 415-887-7814
www.LifeTechCapital.com
June 14, 2010
StemCells, Inc.
3155 Porter Drive
Palo Alto, CA 94304
Attn: Martin McGlynn and Rodney Young
Dear Martin and Rodney:
The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which LifeTech Capital, a Division of Aurora Capital, LLC (the “Finder”) shall introduce StemCells, Inc., (the “Company”) to Seaside 88, LP (the “Investor”), in connection with the proposed offering of up to 12 million shares of common stock securities (the “Securities”) of the Company in two closings approximately 12 weeks apart (the “Offering”). The terms of such Offering and the Securities shall be mutually agreed upon by the Company and Investor. The Finder’s engagement under this Agreement shall be exclusive until June 30, 2010 unless extended for an additional 10 day periods with the mutual consent of the parties. The term of this engagement shall begin on the date hereof and shall continue for six (6) months or until earlier terminated by the final closing of the Offering.
     As exclusive consideration of the services rendered by the Finder under this Agreement, the Company agrees to pay the Finder at the closing of the Offering and out of the closing escrow (or other means acceptable to the Finder) the following fees and other compensation:
(A)	A cash fee equal to 4.5% of the total gross proceeds received under the Offering in each closing, payable immediately upon the closing or closings of any and all portions of the Offering. All such fees will be contingent upon the successful completion and closing of the Offering.
(B)	If within 6 months of the date of this Agreement, the Company completes any private financing of equity or debt with Investor to whom the Company was introduced by the Finder and disclosed to the Company in writing, the Company will pay to the Finder upon the closing of such financing the compensation set forth in (A) as a Source Fee.
(C)	Finder will be responsible for its own expenses, including all legal fees and travel and transaction related expenses.
(D)	Except as contemplated by the terms hereof, or as required by applicable law or pursuant to an order entered or subpoena issued by a court of competent jurisdiction, Finder shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as Finder determines to have a need to know. Finder shall use its reasonable best efforts to ensure that its employees and advisors adhere to these confidentiality provisions as if such persons were original parties hereto.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful.
     This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.
     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours, LifeTech Capital, a Division of Aurora Capital, LLC
By:	/s/ Robert D. Keyser, Jr.
	Name:	Robert D. Keyser, Jr.
	Title:	CEO

StemCells, Inc.
By:	/s/ Rodney Young
	Name:	Rodney Young
	Title:	CFO